Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2021 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 25, 2021. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2021.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•	Fleet utilization of 98.1% - with 60 days of technical off hire mainly as a result of three drydockings completed within Q2 2021.

•

Operational utilization of 96.3%, a stronger performance compared to the first quarter of 2021, mainly due to the decreased activity in the spot market along with the reduction of commercial off hire days by 45%.

•

About 74% of fleet days secured on period charters for the remainder of 2021, with total fleet employment days for all subsequent periods generating approximately $66 million (excl. JV vessels) in contracted revenues. Period coverage for the remainder of Q3 21’ is currently 87%.

•	Agreement to sell two small LPG vessels – both for further trading.

•

Voyage revenues of $39.2 million in Q2 21’, an increase of $2.9 million compared to Q2 20’ mostly due to a 54% reduction of bareboat activity where revenues are by default lower than time charter and spot earnings.

•	Net income of $1.6 million for Q2 21’ corresponding to an EPS of $0.04 compared to net income of $8.9 million corresponding to an EPS of $0.23 in the same period of last year.

•	EBITDA of $14.2 million in Q2 21’ compared to $21.8 million in Q2 20’.

•	Adjusted EBITDA of $17.3 million in Q2 21’ compared to $22.4 million in Q2 20’- mainly due to higher voyage, operating and drydocking costs.

•	Low gearing, as debt to assets stands at 37.1%, and a reduction in finance costs by $1.8 million for the six months ended June 30, 2021 compared to the same period in prior year.

•	Total cash, including restricted cash, of $48.5 million.

•	Adjusted net Income of $4.8 million for Q2 21’ corresponding to an EPS of $0.13.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Second Quarter 2021 Results:

•

Revenues for the three months ended June 30, 2021 amounted to $39.2 million, an increase of $2.9 million, or 8.0%, compared to revenues of $36.3 million for the three months ended June 30, 2020, mainly due to six vessels, now operating either in the spot market or under a time charter contract which were employed on bareboat charters in the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2021 were $6.0 million and $15.8 million, respectively, compared to $2.1 million and $11.6 million, respectively, for the three months ended June 30, 2020. The $3.9 million increase in voyage expenses is attributed to the 121% (or 486 days) increase in spot days. The 36.2% increase in vessels’ operating expenses compared to the same period of 2020, is a result of six fewer vessels on bareboat, which vessels are now operating either on time charter or in the spot market along with an increase of our daily crew costs crew due to the COVID-19 pandemic.

•

General and administrative expenses: for the three months ended June 30, 2021 and 2020 were $0.9 million and $0.5 million, respectively. This $0.4 milion increase compared to the same period of last year is primarily due to legal expenses and management fees paid to unaffiliated third parties.

•

Drydocking costs for the three months ended June 30, 2021 and 2020 were $2.0 million and $0.2 million, respectively. Drydocking expenses during the second quarter of 2021 relate to the drydocking of three vessels and to the drydocking preparation of four vessels compared to the drydocking in progress of one vessel in the same period of last year.

•	Depreciation for the three months ended June 30, 2021 and 2020 was $9.6 million and $9.2 million, respectively, due to the slight increase in the average number of our vessels.

•

Impairment loss for the three months ended June 30, 2021 was $3.1 million relating to three vessels, one older vessel plus two vessels for which the Company has entered into separate agreements to sell them to third parties. Impairment loss for the three months ended June 30, 2020 was $0.7 million relating to two of its oldest vessels.

•

Interest and finance costs for the three months ended June 30, 2021 and 2020 were $3.0 million and $3.7 million, respectively. The $0.7 million decrease from the same period of last year is mostly due to the decline of LIBOR rates.

•

Equity earnings in joint ventures for the three months ended June 30, 2021 and 2020 was a gain of $4.2 million and a gain of $1.9 million, respectively. The $2.3 million increase from the same period of last year is mainly due to the gain on sale of one of the vessels owned by the MGC joint venture arrangement.

•

As a result of the above, for the three months ended June 30, 2021, the Company reported net income of $1.6 million, compared to net income of $8.9 million for the three months ended June 30, 2020. The weighted average number of shares outstanding for the three months ended June 30, 2021 and 2020 was 37.9 million and 38.3 million, respectively. This decrease in the number of shares is a result of our share buyback program and the tender offer that was completed in April 2020.

•	Earnings per share, basic and diluted, for the three months ended June 30, 2021 amounted to $0.04 compared to earnings per share of $0.23 for the same period of last year.

•	Adjusted net income was $4.8 million or $0.13 per share for the three months ended June 30, 2021 compared to adjusted net income of $9.5 million or $0.25 per share for the same period of last year.

•	EBITDA for the three months ended June 30, 2021 amounted to $14.2 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 42.0 vessels were owned by the Company during the three months ended June 30, 2021 compared to 41.1 vessels for the same period of 2020.

Six Months 2021 Results:

•

Revenues for the six months ended June 30, 2021, amounted to $76.7 million, an increase of $6.1 million, or 8.6%, compared to revenues of $70.6 million for the six months ended June 30, 2020, primarily due to the reduction of our bareboat activity by 56% (equivalent to 1,166 days) where revenues are inherently lower.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2021 were $12.9 million and $30.9 million, respectively, compared to $4.9 million and $24.8 million for the six months ended June 30, 2020. The $8.0 million increase in voyage expenses was mainly due to the 182% (or 1,318 days) increase of spot days. The $6.1 million increase in vessels’ operating expenses, is due to the seven vessels (six small LPGs and our aframax tanker), previously on bareboat, now operating either on time charter or in the spot market for which we incur operating costs along with a rise of crew related costs due to the COVID-19 pandemic.

•

General and administrative expenses: for the six months ended June 30, 2021 and 2020 were $1.8 million and $1.1 million, respectively. This $0.7 milion increase compared to the same period of last year is primarily due to legal expenses and management fees paid to unaffiliated third parties.

•

Drydocking costs for the six months ended June 30, 2021 and 2020 were $2.6 million and $0.4 million, respectively. The costs for the six months ended June 30, 2021 mainly related to the drydocking of four small LPG vessels, while the costs for the same period of last year related to the drydocking of one vessel.

•

Depreciation for the six months ended June 30, 2021, was $19.1 million, a $0.5 million increase from $18.6 million for the same period of last year, due to the slight increase in the average number of our vessels.

•

Impairment loss for the six months ended June 30, 2021 and 2020 was $3.1 million relating to three vessels, one older vessel plus two vessels for which the Company has entered into separate agreements to sell them to third parties. Impairment loss for the six months ended June 30, 2020 was $0.7 million relating to two of the Company’s oldest vessels.

•

Interest and finance costs for the six months ended June 30, 2021 and 2020 were $6.1 million and $7.9 million respectively. The $1.8 million decrease from the same period of last year, is mostly due to the decline of LIBOR rates, along with the decrease of our indebtedness.

•

Equity earnings in joint ventures for the six months ended June 30, 2021 and 2020 was a gain of $5.3 million and a gain of $2.5 million, respectively. The $2.8 million increase from the same period of last year is mainly due to the gain on sale of one of the vessels owned by the MGC joint venture arrangement.

•

As a result of the above, the Company reported a net income for the six months ended June 30, 2021 of $2.4 million, compared to a net income of $11.9 million for the six months ended June 30, 2020. The weighted average number of shares outstanding as of June 30, 2021 and 2020 was 37.9 million and 38.9 million, respectively. Earnings per share for the six months ended June 30, 2021 amounted to $0.06 compared to earnings per share of $0.31 for the same period of last year.

•	Adjusted net income was $5.4 million, or $0.14 per share, for the six months ended June 30, 2021 compared to adjusted net income of $12.6 million, or $0.32 per share, for the same period of last year.

•

EBITDA for the six months ended June 30, 2021 amounted to $27.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 41.8 vessels were owned by the Company during the six months ended June 30, 2021, compared to 41.1 vessels for the same period of 2020.

•	As of June 30, 2021, cash and cash equivalents amounted to $33.0 million and total debt amounted to $352.1 million. During the six months ended June 30, 2021 debt repayments amounted to $47.6 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A two-year time charter extension for its 2006 built LPG carrier the Gas Alice, to an International oil major up until August 2023.

•	A one-year time charter for its 2015 built LPG carrier the Eco Green, to an International oil major up until June 2022.

•	A six months’ time charter extension for its 2012 built LPG carrier the Gas Esco, to an International LPG trader up until March 2022.

•	A six months’ time charter extension for its 2020 built LPG carrier the Eco Alice, to an International LPG trader up until January 2022.

•	A six months’ time charter for its 2015 built LPG carrier the Eco Dream, to an International oil major up until December 2021.

•	A three months’ time charter extension for its 2020 built LPG carrier the Eco Texiana, to an International LPG trader up until December 2021.

•	A four months’ time charter for its 2011 built LPG carrier the Gas Cerberus, to an International LPG trader up until October 2021.

•	A one month time charter for its 1997 built LPG carrier the Gas Monarch, to an International LPG trader up until September 2021.

•	A one month time charter for its 2015 built LPG carrier the Eco Galaxy, to an International LPG trader up until September 2021.

With these charters, the Company has total contracted revenues of approximately $66 million.

Total anticipated fleet days of our fleet is 74% covered with charter contracts for the remainder of 2021

Board Chairman Michael Jolliffe Commented

During the second quarter of 2021 we managed to improve our revenues and reduce our commercial off hire. In addition period activity picked up particularly for vessels above 5,000 cbm and consequently we were able to conclude and extend period charters and therefore reduce the number of spot vessels reaching nearly pre pandemic levels. However compared to the same period of last year we had six additional vessels concluding their bareboat charters thus adding to our operating cost base, we faced additional costs due to the COVID-19 pandemic, particularly crew expenses related to medical and crew changes. Additionally our voyage costs were burdened as daily bunker costs increased by 70% compared to the same period of last year. Added to this we underwent three drydockings at a time of strict yard restirctions, again due to the COVID-19 pandemic thus adding further to our costs.

Due to these reasons our revenue generation was not reflected in our operating profitability.

It is difficult to predict how our market will behave in the quarters ahead as the global economy due to the COVID-19 pandemic and related variants still remains fragile.

Nevertheless we own a strong and diversified fleet across the broader LPG spectrum, we enjoy adequate liquidity, further enhanced by our recent agreement to sell two small LPG vessels, and low debt levels which will allow us to gain leverage regardless on how the global economy will respond to the recent COVID-19 pandemic escalation.

Conference Call details:

On August 25, 2021 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 2546835

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 2546835

A telephonic replay of the conference call will be available until September 1, 2021 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 50 vessels. The fleet is comprised of 46 LPG carriers, including seven Joint Venture vessels on the water and one Joint Venture 40,000 cbm newbuilding Medium Gas Carrier on order to be delivered mid- 2023. These LPG vessels have a total capacity of 441,488 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2020 and June 30, 2021.

FLEET DATA	Q2 2020	Q2 2021	6M 2020	6M 2021
Average number of vessels (1)	41.1	42.0	41.1	41.8
Period end number of owned vessels in fleet	42	42	42	42
Total calendar days for fleet (2)	3,743	3,822	7,554	7,567
Total voyage days for fleet (3)	3,732	3,750	7,520	7,445
Fleet utilization (4)	99.7%	98.1%	99.5%	98.4%
Total charter days for fleet (5)	3,329	2,861	6,797	5,404
Total spot market days for fleet (6)	403	889	723	2,041
Fleet operational utilization (7)	97.1%	96.3%	97.5%	94.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss on derivatives excluding swap interest paid, impairment loss and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, share based compensation and loss on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2020	2021	2020	2021
Net Income - Adjusted Net Income
Net income	8,923,308	1,626,184	11,936,026	2,382,064
(Less)/Plus (gain)/loss on derivatives	(28,385)	(11,899)	40,310	(6,317)
Less swap interest paid	(16,266)	—	(10,643)	(141,446)
Plus impairment loss	653,079	3,096,391	653,079	3,096,391
Plus share based compensation	—	73,918	—	73,918
Adjusted Net Income	9,531,736	4,784,594	12,618,772	5,404,610

Net income - EBITDA
Net income	8,923,308	1,626,184	11,936,026	2,382,064
Plus interest and finance costs	3,690,645	2,971,065	7,923,842	6,116,503
Less interest income	(38,528)	(233)	(151,488)	(2,777)
Plus depreciation	9,246,107	9,582,921	18,568,068	19,130,052
EBITDA	21,821,532	14,179,937	38,276,448	27,625,842

Net income - Adjusted EBITDA
Net income	8,923,308	1,626,184	11,936,026	2,382,064
(Less)/Plus (gain)/(loss) on derivatives	(28,385)	(11,899)	40,310	(6,317)
Plus impairment loss	653,079	3,096,391	653,079	3,096,391
Plus share based compensation	—	73,918	—	73,918
Plus interest and finance costs	3,690,645	2,971,065	7,923,842	6,116,503
Less interest income	(38,528)	(233)	(151,488)	(2,777)
Plus depreciation	9,246,107	9,582,921	18,568,068	19,130,052
Adjusted EBITDA	22,446,226	17,338,347	38,969,837	30,789,834

EPS - Adjusted EPS
Net income	8,923,308	1,626,184	11,936,026	2,382,064
Adjusted net income	9,531,736	4,784,594	12,618,772	5,404,610
Weighted average number of shares	38,323,793	37,858,437	38,862,838	37,858,437
EPS - Basic and Diluted	0.23	0.04	0.31	0.06
Adjusted EPS	0.25	0.13	0.32	0.14

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2020	2021	2020	2021

Revenues
Revenues	36,251,844	39,249,850	70,628,602	76,665,531

Expenses
Voyage expenses	1,667,365	5,465,047	4,058,634	11,933,055
Voyage expenses - related party	447,486	489,971	873,170	955,174
Charter hire (income)/expenses	(3,757)	—	318,606	—
Vessels’ operating expenses	11,343,561	15,573,624	24,349,107	30,390,650
Vessels’ operating expenses - related party	224,500	263,000	450,000	521,500
Drydocking costs	232,381	2,027,921	401,177	2,638,181
Management fees - related party	1,335,070	1,480,116	2,671,080	2,928,566
General and administrative expenses	502,949	899,402	1,070,625	1,841,184
Depreciation	9,246,107	9,582,921	18,568,068	19,130,052
Impairment loss	653,079	3,096,391	653,079	3,096,391

Total expenses	25,648,741	38,878,393	53,413,546	73,434,753

Income from operations	10,603,103	371,457	17,215,056	3,230,778

Other (expenses)/income
Interest and finance costs	(3,690,645)	(2,971,065)	(7,923,842)	(6,116,503)
Loss/(gain) on derivatives	28,385	11,899	(40,310)	6,317
Interest income	38,528	233	151,488	2,777
Foreign exchange gain/(loss)	2,418	(8,098)	3,370	(41,317)

Other expenses, net	(3,621,314)	(2,967,031)	(7,809,294)	(6,148,726)

Income/(Loss) before equity in earnings of investees	6,981,789	(2,595,574)	9,405,762	(2,917,948)
Equity earnings in joint ventures	1,941,519	4,221,758	2,530,264	5,300,012

Net Income	8,923,308	1,626,184	11,936,026	2,382,064

Earnings per share
- Basic & Diluted	0.23	0.04	0.31	0.06

Weighted average number of shares
- Basic & Diluted	38,323,793	37,858,437	38,862,838	37,858,437

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2020	June 30, 2021

Assets
Current assets
Cash and cash equivalents	38,242,411	33,006,378
Trade and other receivables	3,602,764	5,077,138
Other current assets	309,608	212,558
Claims receivable	120,547	120,547
Inventories	3,687,098	3,151,164
Advances and prepayments	782,125	1,904,939
Restricted cash	1,308,971	2,970,413
Vessel held for sale	—	12,250,000

Total current assets	48,053,524	58,693,137

Non current assets
Advances for vessels under construction	6,539,115	—
Operating lease right-of-use assets	—	148,926
Vessels, net	832,335,059	828,336,968
Other receivables	26,427	—
Restricted cash	13,488,820	12,482,184
Investments in joint ventures	43,177,657	50,296,344
Deferred finance charges	385,705	—

Total non current assets	895,952,783	891,264,422

Total assets	944,006,307	949,957,559

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	4,659,861	4,129,627
Trade accounts payable	9,974,751	11,287,513
Accrued and other liabilities	3,773,499	4,315,201
Operating lease liabilities	—	97,891
Customer deposits	968,000	868,000
Deferred income	2,995,657	4,914,213
Fair value of derivatives	141,447	—
Current portion of long-term debt	40,547,892	40,023,643
Current portion of long-term debt associated with vessel held for sale	—	7,524,663

Total current liabilities	63,061,107	73,160,751

Non current liabilities
Fair value of derivatives	5,099,464	4,177,450
Operating lease liabilities	—	51,035
Deferred income	—	90,664
Long-term debt	311,249,321	304,509,564

Total non current liabilities	316,348,785	308,828,713

Total liabilities	379,409,892	381,989,464

Commitments and contingencies

Stockholders’ equity
Capital stock	431,836	435,274
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	499,564,087	499,634,567
Retained earnings	94,926,695	97,308,759
Accumulated other comprehensive loss	(4,952,823)	(4,037,125)

Total stockholders’ equity	564,596,415	567,968,095

Total liabilities and stockholders’ equity	944,006,307	949,957,559

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2020	2021

Cash flows from operating activities
Net income for the period	11,936,026	2,382,064

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,568,068	19,130,052
Amortization of deferred finance charges	355,763	479,098
Amortization of operating lease right-of-use assets	428,167	44,879
Share based compensation	—	73,918
Change in fair value of derivatives	29,667	(147,763)
Equity earnings in joint ventures	(2,530,264)	(5,300,012)
Impairment loss	653,079	3,096,391

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,511,957	(1,447,947)
Other current assets	20,069	97,050
Claims receivable	(12,050)	—
Inventories	(474,205)	535,934
Changes in operating lease liabilities	(428,167)	(44,879)
Advances and prepayments	(502,712)	(1,122,814)
Increase/(decrease) in
Balances with related parties	(1,625,469)	(530,234)
Trade accounts payable	181,778	1,411,406
Accrued liabilities	(1,187,028)	716,766
Deferred income	1,102,505	2,009,220

Net cash provided by operating activities	28,027,184	21,383,129

Cash flows from investing activities
Vessels’ acquisitions and advances for vessels under construction	(26,000,323)	(24,180,481)
Investment in joint ventures	(41,998,500)	(3,348,675)
Return of investments from joint ventures	26,781,000	1,530,000
Advances to joint ventures	(29,245)	—
Advances from joint ventures	29,245	—

Net cash used in investing activities	(41,217,823)	(25,999,156)

Cash flows from financing activities
Stock repurchase	(3,880,930)	—
Deferred finance charges paid	(373,263)	(667,766)
Advances from joint ventures	1,837,299	—
Advances to joint ventures	(5,823,507)	—
Customer deposits paid	—	(100,000)
Loan repayments	(20,710,673)	(47,628,684)
Proceeds from long-term debt	11,505,000	48,431,250

Net cash (used in)/provided by financing activities	(17,446,074)	34,800

Net decrease in cash, cash equivalents and restricted cash	(30,636,713)	(4,581,227)
Cash, cash equivalents and restricted cash at beginning of year	82,120,332	53,040,202

Cash, cash equivalents and restricted cash at end of period	51,483,619	48,458,975

Cash breakdown
Cash and cash equivalents	36,637,082	33,006,378
Restricted cash, current	1,286,840	2,970,413
Restricted cash, non current	13,559,697	12,482,184

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	51,483,619	48,458,975